SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2007

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Full Year 2006 Results dated March 6, 2007.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces Full Year 2006 Results

Tuesday March 6, 12:10 pm ET

NETANYA, Israel, March 6 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADID - News) today reported its financial results for the three months and the year ended December 31, 2006. The company reported a net loss of $2 million or $0.23 per share. This compares with a net loss of $2.3 million or $0.31 per share, for the year ended December 31, 2005. Revenues in 2006 were $13 million, a decrease of 3% from 2005. The gross margin on sales increased to 16% in 2006 from 10% in 2005. Operating loss for the year was $1.25 million compared with an operating loss of $1.8 million in 2005.

The company reported revenues for the three months ended December 31, 2006 of $5.6 million, compared to revenues of $4.2 million for the same period in 2005. For the three months ended December 31, 2006 cost of revenues decreased to $3.7 million from $3.9 million in the comparable period in 2005 and operating expenses increased to $1.17 million from $0.77 million in the comparable period in 2005. As a result, the company reported a net profit of $534,000 for the three months ended December 31, 2006 compared to a net loss of $544,000 for the same period in 2005.

Commenting on the results, Major General (Ret.) Herzle Bodinger, RADA's CEO said, "The improvement in our financials is a result of our investments over the past two years. Although the company reported a loss in fiscal 2006, in the second half of 2006 we showed an improvement and reported a net profit of $550,000, after six quarters of losses. We are continuing with our marketing efforts and are continuing to focus on our main markets in Israel, U.S., and India. In our target markets we are working closely with our customers in order to develop the next generation of products. We believe that these development efforts, together with increasing sales of our existing state-of-the-art products, will result in continued financial improvement."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.



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    CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data

                                                          December 31,
                                                       2006         2005
    ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents                         $ 990        $ 350
    Restricted cash                                     704        1,017
    Trade receivables (net of allowance for
     doubtful accounts of $ 34 and $ 6 at
     December 31, 2006 and 2005, respectively)        4,296        4,920
    Other accounts receivable and prepaid
     expenses                                           200          156
    Costs and estimated earnings in excess of
     billings on uncompleted contracts                  668        1,396
    Inventories                                       2,468        1,942

    Total current assets                              9,326        9,781


    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                               983          983
    Leasing deposits                                     78           72
    Severance pay fund                                1,624        1,614

    Total long-term receivables and deposits          2,685        2,669


    PROPERTY, PLANT AND EQUIPMENT, NET                3,359        3,931

    OTHER ASSETS:
    Intangible assets, net and goodwill               2,072        2,469
    Deferred charges, net                                13           40

    Total other assets                                2,085        2,509

    Total assets                                   $ 17,455     $ 18,890


    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short-term bank credit and current
     maturities of long-term loans                    $ 559        $ 877
    Trade payables                                    1,611        1,671
    Other accounts payable and accrued expenses       3,419        3,217
    Deferred revenues                                    84           50
    Billings in excess of costs and estimated
     earnings on uncompleted contracts                  285          391

    Total current liabilities                         5,958        6,206


    LONG-TERM LIABILITIES:
    Long-term loan                                      142
    Convertible note                                  2,858        2,560
    Accrued severance pay                             2,026        2,009

    Total long-term liabilities                       5,026        4,569

    MINORITY INTERESTS                                  397          380

    SHAREHOLDERS' EQUITY (see note below)
        Share capital -
        Ordinary shares of NIS 0.015 par value -
        Authorized: 16,333,333 and 15,833,333 shares
          at December 31, 2006 and 2005, respectively;
        Issued and outstanding: 8,728,509 and
          8,714,676 shares at December 31, 2006 and
          2005, respectively                            116          116
    Additional paid-in capital                       67,239       66,900
    Accumulated deficit                             (61,281)     (59,281)

    Total shareholders' equity                        6,074        7,735
    Total liabilities and shareholders' equity     $ 17,455     $ 18,890

    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data

                                     Year ended            Three months ended
                                     December 31,              December 31,

                                  2006          2005        2006        2005
                                                               (unaudited)

    Revenues:
    Products                  $ 10,984      $ 11,303      $ 4,974     $ 3,887
    Services                     2,053         2,118          607         363

                                13,037        13,421        5,581       4,250
    Cost of revenues:
    Products                     9,517        10,601        3,246       3,514
    Services                     1,482         1,481          494         387

                                10,999        12,082        3,740       3,901

    Gross profit                 2,038         1,339        1,841         349

    Operating expenses:
    Research and development       181             -           42           -
    Marketing and selling
     expenses                    1,316         1,155          377         271
    General and
     administrative expenses     1,794         1,939          753         498

    Total operating expenses     3,291         3,094        1,172         769

    Operating income (loss)     (1,253)       (1,755)         669        (420)
    Financial expenses, net       (775)         (624)        (125)       (160)
    Other income, net               45            33            -          33

                                (1,983)       (2,346)         544        (547)
    Minority interests in
     losses (gains) of
     subsidiary                    (17)            17         (10)          3

    Net income (loss)         $ (2,000)      $ (2,329)      $ 534      $ (544)

    Net income (loss) per share:

    Basic and diluted net
     income (loss) per share   $ (0.23)      $  (0.31)     $ 0.06   $   (0.08)

    No. of shares used in
     computing basic net
     income (loss) per share     8,723          7,504       8,725       7,194

    No. of shares used in
     computing fully diluted
     net income (loss) per
     share                       8,723          7,504       8,745       7,194


    NOTE:

In February 2007, the Company effected a 3 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net loss per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: March 8, 2007